SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, D.C.  20549




                                     FORM 11-K

               [ X ]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

                          SECURITIES EXCHANGE ACT OF 1934

                                         OR

             [   ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

                          SECURITIES EXCHANGE ACT OF 1934

                           COMMISSION FILE NUMBER 1-2755

                    FOR THE FISCAL YEAR ENDED DECEMBER 31, 1993



                              GTE HOURLY SAVINGS PLAN


                                  GTE CORPORATION

                                 ONE STAMFORD FORUM

                            STAMFORD, CONNECTICUT  06904













                               GTE HOURLY SAVINGS PLAN

                     FINANCIAL STATEMENTS AS OF DECEMBER 31, 1993

                                   TOGETHER WITH

                                  AUDITORS' REPORT



                      REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


  To the Plan Administrator of the
  GTE Hourly Savings Plan:


       We have audited the accompanying statement of net assets available for plan benefits of the GTE Hourly Savings Plan as of December 31, 1993 and the related statement of changes in net assets available for plan benefits for the period ended December 31, 1993. These financial statements and the schedules referred to below are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements and schedules based on our audit.

       We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

       In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the GTE Hourly Savings Plan as of December 31, 1993 and the changes in its net assets available for plan benefits for the period ended December 31, 1993, in conformity with generally accepted accounting principles.

       Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of investments and investment income in Master Trust are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.






                                                ARTHUR ANDERSEN & CO.
  Stamford, Connecticut,
  June 28, 1994




                                                   GTE HOURLY SAVINGS PLAN
                                      STATEMENT of Net Assets Available for Plan Benefits
                                                      DECEMBER 31, 1993
                                                   (thousands of dollars)



                                                          Investments         Receivables        Total
        FIDELITY FUNDS:
        Equity - Income Fund                               $ 14,855           $    90         $ 14,945
        Overseas Fund                                         7,115                54            7,169
        U.S. Equity Index Collective Trust Fund              29,366                44           29,410
        Retirement Government Money Market Portfolio          8,088               512            8,600
        Magellan Fund                                        33,143               246           33,389
        Conservative Strategy Portfolio                     120,983               108          121,091
        Conservative Growth Strategy Portfolio               21,201               102           21,303
        Moderate  Growth Strategy Portfolio                  19,437               132           19,569
        Long-Term Growth Strategy Portfolio                  14,008                98           14,106

        OTHER FUNDS:

        Loan Fund                                            50,643               -             50,643
        GTE Stock Fund                                      320,279            20,386          340,665

            Total                                          $639,118           $21,772         $660,890




                             The accompanying notes are an integral part of these financial statements.


                                                                                                                Page 1 of 2
                                                       GTE HOURLY SAVINGS PLAN
                                    STATEMENT of Changes in Net Assets Available for Plan Benefits
                                                 For the Year Ended December 31, 1993
                                                       (thousands of dollars)

                                                                                Fidelity Funds

                                                                        U.S. Equity    Retirement
                                                Equity-                    Index       Government              Conservative
                                                Income      Overseas     Collective   Money Market   Magellan    Strategy
                                                 Fund         Fund       Trust Fund     Portfolio      Fund      Portfolio
  ADDITIONS TO NET ASSETS ATTRIBUTED TO:

  Interest and Dividends                        $   207      $  106       $   -          $   43      $ 1,850     $    -

  Net Investment Gain (Loss) (Note 2)               203         245           666           -           (937)       2,308

  Contributions: (Note 3)
    Employee                                        814         434           411         5,258        2,103          977
    Employer                                        -           -             -             -            -            -
  Transfers From Other Plans (Note 5)               445         172        53,141           303          976      193,459
  Net Exchanges (To) From Other Funds            13,398       6,236       (23,200)        1,369       29,630      (66,353)

  DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:

  Withdrawals, Terminations and Loans              (122)        (24)       (1,608)        1,627         (233)      (9,300)

  NET INCREASE DURING YEAR                       14,945       7,169        29,410         8,600       33,389      121,091

  NET ASSETS AVAILABLE FOR PLAN BENEFITS
    AT BEGINNING OF YEAR                            -            -            -             -            -            -

  NET ASSETS AVAILABLE FOR PLAN BENEFITS
    AT END OF YEAR                              $14,945      $7,169       $29,410        $8,600      $33,389     $121,091


                              The accompanying notes are an integral part of these financial statements.
                                                                                                         Page 2 of 2

                                                               GTE HOURLY SAVINGS PLAN
                                            STATEMENT of Changes in Net Assets Available for Plan Benefits
                                                         For the Year Ended December 31, 1993
                                                                (thousands of dollars)
                                                          Fidelity Funds

                                               Conservative   Moderate    Long-Term
                                                  Growth       Growth       Growth                 GTE
                                                 Strategy     Strategy     Strategy      Loan     Stock
                                                Portfolio    Portfolio     Portfolio     Fund      Fund      Total
  ADDITIONS TO NET ASSETS ATTRIBUTED TO:

  Interest and Dividends                        $   -        $  -         $   -        $   -     $  4,442  $  6,648

  Net Investment Gain (Loss) (Note 2)               454          445          213          -      (15,554)  (11,957)

  Contributions: (Note 3)
    Employee                                        902        1,181          856          -        3,515    16,451
    Employer                                        -            -            -            -       19,984    19,984
  Transfers From Other Plans (Note 5)                57          133          111       47,509    355,809   652,115
  Net Exchanges From (To) Other Funds            20,308       18,071       13,149          -      (12,608)      -

  DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:

  Withdrawals and Terminations                     (418)        (261)        (223)       3,134    (14,923)  (22,351)

  NET INCREASE DURING YEAR                       21,303       19,569       14,106       50,643    340,665   660,890

  NET ASSETS AVAILABLE FOR PLAN BENEFITS
    AT BEGINNING OF YEAR                            -            -            -            -          -         -

  NET ASSETS AVAILABLE FOR PLAN BENEFITS
    AT END OF YEAR                              $21,303      $19,569      $14,106      $50,643   $340,665  $660,890


                                    The accompanying notes are an integral part of these financial statements.

                                    GTE CORPORATION
                                GTE HOURLY SAVINGS PLAN

                              NOTES TO FINANCIAL STATEMENTS


  (1) Description of the Plan:

      The GTE Corporation ("GTE") GTE Hourly Savings Plan ("Plan") is a defined contribution plan under the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan commenced in 1993. The purpose of the Plan is to provide eligible employees of GTE's subsidiaries ("Participating Affiliates") with a convenient way to save for both medium and long-term needs.

      The Plan is available to any eligible employee of GTE or a Participating Affiliate, who either (i) is in a unit covered by a collective bargaining agreement with GTE or a Participating Affiliate and the collective bargaining agreement, by specific reference to the Plan, provides for coverage under the Plan; or (ii) is a nonunion hourly-paid employee, and GTE or a Participating Affiliate has agreed, by resolution of its board of directors, to become a co-sponsor under the Plan for such employee. "Eligible Employee" shall not include any of the following:

              (a) an active participant in any other tax-qualified retirement plan maintained by GTE or an Participating Affiliate that includes a cash or deferred arrangement qualified under code Section 401(k);

              (b) a nonresident alien who does not receive compensation from GTE or a Participating Affiliate that constitutes earned income from sources within the United States;

              (c) a "leased employee" within the meaning of the Internal Revenue Code Section 414(n);

              (d) an individual whose basic compensation for services rendered on behalf of GTE or a Participating Affiliate is not paid directly by GTE or a Participating Affiliate; and

              (e) an individual retained by GTE or a Participating Affiliate pursuant to a contract or agreement that specifies that the employee is not eligible to participate in the Plan.

        An individual's active membership in the Plan shall terminate when the individual ceases to be an Eligible Employee; but the individual shall remain a member until the entire account balance under the Plan has been distributed or forfeited.

        Matching contributions vest immediately upon death, disability, retirement, attainment of age 65 or five years of service. For members with less than five years of service, matching contributions vest 50% immediately and 50% two years after the end of the Plan year for which the contributions were made. Forfeitures of a member's account due to termination prior to 100% vesting are used to reduce GTE's future contributions.

        Each member directs their contributions to be invested in one of five Fidelity funds, one of four Fidelity strategy portfolios, in the GTE stock fund or in any combination of these funds and portfolios.
  Members are permitted to make                                     GTE
  CORPORATION
                                  GTE HOURLY SAVINGS PLAN

                            NOTES TO FINANCIAL STATEMENTS - (Continued)


  changes to their investment choices on a daily basis by telephoning the trustee. A description of the investment choices follows:

              a. Fidelity Equity-Income Fund - invests primarily in corporate common stock, with some investments in bonds and convertible securities.

              b. Fidelity Overseas Fund - invests primarily in securities of issuers whose principal activities are outside the U.S.

              c. Fidelity U.S. Equity Index Collective Trust Fund - invests in commingled funds seeking to provide results that correspond to the total return performance of common stocks publicly traded in the U.S.

              d. Fidelity Retirement Government Money Market Portfolio - invests in high-quality money market instruments and
  obligations issued or guaranteed by the U.S. government or        its
  agencies or instrumentalities.

              e. Fidelity Magellan Fund - invests primarily in stocks of both well-known and lesser-known companies with above-
  average growth potential.

              f. Conservative Strategy Portfolio - invests 100% of its assets in an underlying portfolio of fixed-income securities, including investment contracts and bonds.

              g. Conservative Growth Strategy Portfolio - invests 75% of its assets in a portfolio of fixed-income securities, including investment contracts and bonds, with the remaining
  25% invested in a portfolio of U.S. equities.

              h. Moderate Growth Strategy Portfolio - invests 50% of its assets in a portfolio of U.S. equities. The remaining 50% is invested in a portfolio of fixed-income securities, including investment contracts and bonds.

              i. Long-Term Growth Strategy Portfolio - invests 75% of its assets in a portfolio of equity securities consisting of a combination of U.S. equities (50%) and international equities (25%). The remaining 25% is invested in a portfolio of fixed-income securities, including investment contracts and bonds.

              j. GTE Stock Fund - invests in GTE common stock and such short-term instruments as are deemed advisable on an interim basis.

        A loan feature is available which permits participants to borrow up to 50% of their vested balance, subject to certain limitations. The primary assets of the Loan Fund are the promissory notes executed by participants.

                                      GTE CORPORATION
                                  GTE HOURLY SAVINGS PLAN

                     NOTES TO FINANCIAL STATEMENTS - (Continued)


        The Plan participates in a master trust and, along with other plans, owns a percentage of the assets in the master trust. These percentages are based on a pro rata share of the trust assets. At December 31, 1993, the Plan owned 15% of the assets in the master trust. Dividends and interest and net investment gains or losses are allocated to the plan based upon the plan's participation in the master trust as a percentage of the total participation.

        Fidelity Management Trust Company is the trustee of the Plan. Administrative expenses of the Plan are charged to the participants' accounts.

        GTE reserves the right to terminate, modify, alter or amend the Plan at any time, provided that no such change shall permit any of the funds to be used for any purpose other than the exclusive benefit of the members. In the event of termination or discontinuance of the Plan by GTE, participants' interest in their accounts will be fully vested.

  (2)   Accounting Policies:

        The accompanying financial statements have been prepared on the accrual basis of accounting. Investments are stated at market value determined from publicly stated price information, if available; otherwise, the estimated fair value is used. Guaranteed investment contracts are stated at cost plus accrued interest. Net investment gains and losses include both unrealized gains and losses on investments held by the Plan at year-end as well as realized gains and losses on sales of Plan investments sold during the year. Net unrealized and net realized gains and losses are based on the value of the investments at the beginning of the Plan year or at the time of purchase acquired during the Plan year. For the GTE Stock Fund, the realized gain on sale of investments was $2.9 million and the unrealized loss on investments was $18.5 million.

  (3)   Contributions:

        The Plan is funded by contributions from members up to a maximum of 16% of compensation and from Participating Affiliates in shares of GTE Common Stock equivalent in value to 50% of the initial 6% of the members' contribution not withdrawn during the Plan year. The Participating Affiliates matching contribution is credited following the close of each calendar year to the accounts of participants who have not terminated their active membership. Member contributions may be before tax ("Elective Contributions") or from currently taxed compensation ("After-Tax Contributions"). Each member's Elective Contributions to the Plan for the 1993 Plan year was limited to $8,994.

        Accrued company contributions for the 1993 Plan year were $19,984,000 or approximately 610,000 shares of GTE common stock.

  (4)   Tax Status:

        The Plan is a qualified profit sharing plan under Sections 401 and 501 of the Internal Revenue Code ("Code"), as amended, and consequently is exempt from Federal income tax. Management intends to make changes
  to the Plan to                                     GTE CORPORATION
                                  GTE HOURLY SAVINGS PLAN

                     NOTES TO FINANCIAL STATEMENTS - (Continued)


  comply with the final rulings of the Tax Reform Act of 1986 and will file for a determination letter in accordance with guidelines as issued by the Internal Revenue Service. Management anticipates that a letter to the effect that the Plan, as amended, qualifies under Sections 401 and 501 of the Code will be received in due course.

  (5)   Plan Transfers:

        During 1993, net assets of plan participants totaling $638 million were transferred from the GTE Savings, Investment and Tax-deferral Plan for Hourly Employees. Also during 1993, net assets of plan participants totaling $14 million were transferred from the GTE Savings Plan.

                           GTE HOURLY SAVINGS PLAN
                  Schedule of INVESTMENTS IN MASTER TRUST
                           (thousands of dollars)



                                                   1993        1992


  FIDELITY FUNDS:

  Equity - Income Fund                         $  142,560  $      -
  Overseas Fund                                    86,633         -
  U.S. Equity Index Collective Trust Fund         117,315         -
  Retirement Government Money Market Portfolio     45,128         -
  Magellan Fund                                   282,612         -
  Conservative Strategy Portfolio                 556,015         -
  Conservative Growth Strategy Portfolio          228,880         -
  Moderate Growth Strategy Portfolio              249,088         -
  Long-Term Growth Strategy Portfolio             177,260         -

  OTHER FUNDS:

  GTE Stock Fund                                1,385,236   1,434,617
  ESOP Shares Fund                                850,243     860,188
  Loan Fund                                       173,313     141,237
  Equity Fund                                      13,698     399,381
  Bond Fund                                         1,422      45,868
  Income Fund                                      25,852   1,079,404

      Total                                    $4,335,255  $3,960,695









      The accompanying notes are an integral part of this schedule.


                                                 GTE HOURLY SAVINGS PLAN
                                     Schedule of INVESTMENT INCOME IN MASTER TRUST
                                                 (thousands of dollars)



                                                        December 31, 1993               December 31, 1992
                                                   Dividends    Net Investment     Dividends    Net Investment
                                                  & Interest         Gain         & Interest         Gain
  FIDELITY FUNDS:

  Equity - Income Fund                              $  4,119      $ 11,122         $    -            $   -
  Overseas Fund                                        1,296        11,598              -                -
  U.S. Equity Index Collective Trust Fund                -          16,413              -                -
  Retirement Government Money Market Portfolio           917             3              -                -
  Magellan Fund                                       23,172         7,337              -                -
  Conservative Strategy Portfolio                        -          41,707              -                -
  Conservative Growth Strategy Portfolio                 -          14,289              -                -
  Moderate Growth Strategy Portfolio                     -          17,772              -                -
  Long-Term Growth Strategy Portfolio                    -          16,366              -                -

  OTHER FUNDS:

  GTE Stock Fund                                      61,959        40,045           68,612            2,843
  ESOP Shares Fund                                    45,568         8,859           44,133              237
  Loan Fund                                              -             -                -                -
  Equity Fund                                            -           4,984              559           28,132
  Bond Fund                                              -             987              605            2,437
  Income Fund                                         10,853           632           80,503              -

      Total                                         $147,884      $192,114         $194,412          $33,649





                                 The accompanying notes are an integral part of this schedule.








                     CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS


      As independent public accountants, we hereby consent to the incorporation of our report included in this Form 11-K into GTE Corporation's previously filed Registration Statement on Form S-8 (File No. 33-46612).






                                         ARTHUR ANDERSEN & CO.


  Stamford, Connecticut,
  June 28, 1994




















                                     SIGNATURES


       Pursuant to the requirements of the Securities Exchange Act of 1934, the Savings Plan Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.



                                       GTE HOURLY SAVINGS PLAN
                                           (Name of Plan)



  Date     June 28, 1994                  By       William D. Wilson
                                                  (William D. Wilson)
                                             Vice President and Controller